Exhibit 99.3

HydraFacial - Vesper Healthcare

Conference Call Remarks

December 9, 2020

Operator

Good morning, ladies and gentlemen. Thank you for standing by and welcome to the HydraFacial and Vesper Healthcare Audio Webcast. We appreciate everyone joining us today. Please note that the press release issued today, and the investor presentation have been filed with the SEC and can be found on the HydraFacial website at www.hydrafacial.com. Please review the disclaimers included in the investor presentation.

Before we get started, I'd like to remind you that statements we make during this call contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are subject to risks and uncertainties. Any statement that refers to expectations, projections or characterizations of future events, including financial projections, the anticipated benefits of the proposed transaction or future market conditions, is a forward-looking statement. The company's actual future results could differ materially from those expressed in such forward-looking statements for any reason, including those set forth in Vesper Healthcare’s SEC filings, including its Form 8-K filed today.

Neither Vesper Healthcare nor HydraFacial assumes any obligation to update any such forward-looking statements. Please also note that the past performance or market information is not a guarantee of future results.

During this conference call, we will discuss non-GAAP financial measures as defined by SEC Regulation G. The presentation also includes non-GAAP financial measures such as Adjusted EBITDA. We believe non-GAAP disclosures enable investors to better understand HydraFacial’s core operating performance. Please refer to the investor presentation for a reconciliation of each of this non-GAAP measure to the most directly comparable GAAP financial measure.

In connection with the proposed transaction, Vesper Healthcare intends to file with the Securities and Exchange Commission a proxy statement on Form 14A, with respect to Vesper Healthcare’s stockholder meeting to vote on the proposed transaction. The Proxy Statement will contain important information about the proposed transaction and related matters.

Hosting today’s call from Vesper Healthcare is Brent Saunders, CEO and co-Founder, and from HydraFacial, Clint Carnell, Chief Executive Officer, and Liyuan Woo, Chief Financial Officer. I will now turn the call over to Brent Saunders.

Brent Saunders – CEO and co-founder of Vesper Healthcare and Executive Chairman of NewCo

Thank you. Welcome everyone to the HydraFacial -Vesper Healthcare conference call.

I am very pleased to share with you that this morning we announced the combination of Vesper Healthcare with the HydraFacial company. I would like to share some insight into the background, and our rationale for why we believe this transaction is an exciting first step towards building an enduring and significant company in beauty health.

At the time of the Vesper Healthcare IPO, which was about two and a half months ago, my co-founder, Manisha Narasimhan, and I, shared with you our vision for the kind of company we were seeking to create. We had a well-defined list of the ideal characteristics that we were looking for in a target company in the beauty health space. Since the time of the IPO, we have been very diligent and disciplined in methodically applying these criteria as we evaluated potential opportunities. HydraFacial possesses all the characteristics we were looking for. We believe that it will serve as the ideal platform upon which we can build a leading global beauty health company focused on serving an extensive community of providers, consumers, and partners. So, let me tell you more about HydraFacial and the reason for our excitement.

The HydraFacial tagline of “3 steps, 30 minutes, best skin of your life” is supported by the fact that HydraFacial has one of the highest consumer satisfaction net promoter scores, or NPS, when compared with branded offerings in the aesthetics and skin health space. Among estheticians and providers, who are the primary users of this technology, it has, based on our data, a leading NPS score of 80.

HydraFacial is a category-creating beauty health company with great brand recognition, in the rapidly growing segment of skin care, and a more recent entry into another fast-growing area, which is hair care. And medispas, which are the primary channel where HydraFacial is used, are one of the fastest growing segments within aesthetics. The company has built a diverse and loyal customer base, and diversified channel of distribution driven by its innovative procedure that is democratized and personalized across age, gender, ethnicity, and skin types.

Over the near- and long-term, we see tremendous growth opportunities for HydraFacial, not only in the U.S., but also globally. In the U.S., we see clear opportunities for sustained revenue growth, and the team has a well-established playbook that they will deploy. Outside the U.S., the company is in the early stages of launch. One of our key objectives is to ensure that we maximize the opportunity and expand the company’s global footprint, increase targeted sales and marketing efforts and convert from distributor to a direct model in certain “must-win” geographies.

Given this team’s experience in medical aesthetics, we have clearly identified areas of the market that are currently under-served. Our goal is to ensure optimal growth of HydraFacial, while concurrently viewing it as a platform for additional acquisitions, towards the goal of building an industry-leading beauty health company.

I would now like to provide an overview of the transaction. This transaction will be a merger of HydraFacial and subsidiaries of Vesper Healthcare, resulting in HydraFacial becoming a wholly owned subsidiary of Vesper Healthcare. It will be funded by a combination of up to $460 million cash in trust of Vesper Healthcare along with $350 million in committed PIPE financing from top tier investors such as Fidelity Management & Research Company, LLC, Redmile Group, LLC, Principal Global Investors, LLC, Camber Capital Management and Woodline Partners LP

The proforma enterprise value of the company will be approximately $1.1 billion. The Purchase Price consists of $975 million payable at closing and up to $75 million payable upon the completion of certain identified acquisitions by the combined company. Available cash will be used for three purposes. First, we plan to put $100 million on the balance sheet. Second, we expect to pay off approximately $240 million in debt that the company currently has. This will give us a balance sheet, unburdened by long-term debt that will afford us the flexibility to transact, as we seek to build and grow the company. And third, approximately $415 million of proceeds will go to the existing shareholders, subject to adjustments. In addition, assuming no redemptions, HydraFacial’s current owners will receive shares of Vesper Healthcare common stock that will result in a pro forma ownership, excluding the impact of warrants, of approximately 25%, subject to increased equity rollover in certain circumstances.

In terms of valuation, we believe that this is a very attractive entry point for investors, based on our assessment of where public comps trade and our expectations for future growth. We feel strongly that we can create significant value for our shareholders.

We expect the transaction to close towards the end of the first quarter or the beginning of the second quarter of 2021. After the transaction, Clint Carnell will remain as CEO and Liyuan Woo will continue as CFO. I will take on the role of Executive Chair. Manisha Narasimhan, PhD, will assume the role of Chief Strategy Officer.

With that, let me turn the call over to Clint.

Clint Carnell – Chief Executive Officer of HydraFacial:

Thank you, Brent. Hello everyone.

I am very excited about the acquisition by Vesper Healthcare to bring HydraFacial public. Since I joined HydraFacial four years ago, we have been on a mission to create incredible experiences for women and men of all ages. In just ‘3-simple steps and 30 minutes’ we believe our consumers get the best skin of their life.

The HydraFacial Company is an experiential and approachable beauty health platform, with a powerful community of estheticians and providers, consumers and partners, whom we call, collectively, the HydraFacial nation. Our HydraFacial nation is helping us bridge medical & consumer retail to both democratize and personalize skin care. Our Purpose is “Empowering People to Face Life Face First”. And, our HydraFacial, Boosters, Perk and Keravive offerings meet this objective. This has led to exceptional loyalty from estheticians, providers and consumers alike.

We have a proven track record of growth in a large and growing market. Today, we have over 15,000 delivery systems in operation globally and a recurring revenue stream in consumables. The HydraFacial brand spans across channels, through partnerships with medical professionals, spas and resorts, and beauty retailers like Sephora, in addition to co-branded strategic partnerships with global brands and international partners.

We believe HydraFacial is the ultimate gateway for providers to create loyal customers that not only book this recurring service but also trust them to recommend our and partner boosters among other treatments. The compelling experience and powerful results that our technology provides has led to HydraFacial’s strong consumer Net Promoter Score of 40 – which is much higher than the consumer NPS scores for other skin care regimens, which are typically between 5 and 15. Our NPS score among estheticians and providers, where awareness is higher, is 80. And we are just getting started.

Let me share the background of HydraFacial. The company was originally founded in 1997. In December of 2016, the company was acquired by two leading healthcare focused private equity firms—Linden Capital Partners and DW Healthcare Partners. I, along with several key members of the management team, joined the company at closing. We built upon the Company’s innovative technology platform with a redefined go-to-market strategy to drive strong, profitable growth. We set an action plan to accelerate sales growth by expanding our delivery systems to more geographies and channels of distribution while increasing brand awareness. In May 2017, we re-branded the company to HydraFacial and our team launched World Tour as a commitment to the HydraFacial Nation community for consumers and estheticians and providers. We opened direct markets in Asia during the second half of 2018 and established training and experience centers for providers and end consumers. We delivered a continuous cycle of engagement between consumers, estheticians and other providers – adding greatly to our community and further strengthening the affinity for our brand.

Following significant growth experienced from when I joined the company through 2019, we played offense effectively at the onset of the COVID-19 pandemic. We pivoted to manage expenses and preserve liquidity but at the same time continued to invest in support of our expansion. Importantly, we gave back to our community by distributing and marketing masks, supporting ventilator production and converting our customer support call center to a COVID-19 hotline for patients in need. We believe these efforts greatly reduced the impact of spa and store closures on our performance. In fact, the resilience of our business is borne out by the fact that since the government mandated COVID-19 shutdown in March and through November, we have sold over 1,600 delivery systems. The affinity for our brand and compelling service by our community has enabled our business to rebound quickly in the in the third quarter.

I would like to share some more details about the market and our expected prospects for growth.

First: HydraFacial is a category-creator in the emerging area of beauty health. The market trend of clean beauty—revealing, rather than covering up skin—and consumers increasing willingness to spend on high-end beauty health experiences are all favorable factors to the growth of HydraFacial. HydraFacial participates in two of the high-growth categories within personal care – skin care and hair care.

Second: HydraFacial benefits from favorable demographic trends and the ability to serve a large percentage of the global population given the technology is democratized and affordable, can be personalized, and works on all skin types and across ages and genders.

Third: HydraFacial has created a powerful community as the largest educator & deployer of estheticians and providers. These providers are one of the greatest awareness drivers and advocates for the brand, and most often, the point of education for consumers. There is a growing consumer base, due to the influence of the estheticians and providers, who are open to trying new beauty health solutions, including HydraFacial boosters, serums and scalp treatments.

Fourth: We believe that HydraFacial provides highly favorable economics and strategic value to physicians, physician extenders, beauty-retail and health & wellness channel business owners. HydraFacial is relatively inexpensive when compared to higher-end medical aesthetic instruments, and given the very attractive margins, the system provides an attractive return-on-investment with a relatively short payback period for provider. This, combined with the ability to generate a continuous stream of revenues from the serums and consumables, makes it a very compelling economic opportunity for the esthetician and providers and their practice. For physicians and physician extenders, HydraFacial can represent a meaningful ‘trip driver’ to the doctor’s office, where ancillary services and products can be sold. For a spa, a retail destination or a gym, it can represent a way to increase lifetime value and loyalty for a customer.

From 2016 to 2019, sales grew at a CAGR of 52%, while adjusted EBITDA grew at a CAGR of 38%. The Company’s sales growth has been driven by delivery system growth in the U.S. and international markets and increasing recurring revenue driven by its consumables. Despite experiencing a significant impact of COVID-19 in 2020, the number of HydraFacial delivery systems has continued to increase in the U.S. and internationally. We expect approximately $115 million in net sales and over $8 million in adjusted EBITDA in 2020. We expect strong growth in 2021, including revenue of $181 million and approximately $25 million in adjusted EBITDA.

Looking ahead, we expect to make investments including in training to build esthetician and provider loyalty, in targeting sales and marketing, in our global expansion and R&D efforts to improve and elevate our offering and create innovative products. The Company expects to enter the public markets debt free and fund its growth from cash generated from operations.

Now let me turn the call over to Liyuan to review the investment related to our growth strategies and the financials.

Liyuan Woo – Chief Financial Officer

Thank you, Clint. Good morning everyone. I am equally excited about the opportunity to elevate and expand our growth as a public company. I would like to share some thoughts on our financial information disclosed in the presentation deck, which you can find on our website.

As mentioned, we have a strong track record of performance leading to strong top- and bottom-line growth historically. Our business has shown resilience over the past year. In fact, as the COVID-19 pandemic intensified, we played offense by setting up a scalable assembly and distribution in-house facility and implemented warehouse and logistics systems for future growth.

The resilience of our business is demonstrated by how quickly our business rebounded since the initial impact from the pandemic. As Clint mentioned, since April 2020, we have sold more than 1,600 delivery systems globally. And we are happy to note that consumable sales have also rebounded significantly, approaching pre-pandemic levels.

As we look ahead, our philosophy is to drive both topline and bottom-line growth and apply a disciplined, measured approach to investment. With this in mind, I will now provide perspective on our business model and 2021 outlook.

Our business model is currently balanced with approximately half our revenue made up of the sales of delivery systems and with the other half coming from consumables. We benefit from a recurring replacement revenue given our systems utilize single-use products such as the tips and serums.

Consumables grow as utilization increases on existing and newly installed systems with incremental growth from add-ons such as boosters. The U.S. and Canada represent approximately 70% of our 2019 revenues, with the rest of the world at approximately 30%. As Brent mentioned, we are in the early stages of our international market expansion and we see tremendous opportunity.

We have historically experienced over 70% gross margins, excluding depreciation expenses allocation, with systems and consumable gross margins in similar ranges. With the new distribution facility in place, we anticipate continued gross margin improvement as we leverage our growing sales volume.

We have historically focused on producing measured top-line and bottom-line EBITDA growth under leveraged private equity ownership. With a strong balance sheet, and as a public company, we believe we will be well positioned to drive our topline growth with disciplined investments. We believe our investments in innovation, our HydraFacial Nation and our infrastructure positions us to continue delivering strong growth.

HydraFacial is actively innovating across delivery systems, serums and business models. Having recently entered scalp health with Keravive, we are growing market opportunities in both the skin care and scalp care sectors. We will continue expanding the category with value-added innovation across all touchpoints, including a new generation of delivery systems with upgraded technology and data-gathering capabilities, to improve the customer experiences.

We will continue to build consumer awareness and, consequently, broaden consumer interest and demand, which we view as a critical pillar of our success. We plan to achieve this by continuing to educate consumers about our brand, our values, and the premium quality of our products. We also plan to roll out digitally integrated media campaigns, social media tools and other media channels in targeted locations. In addition, we will test paid social media influence, to further create and drive consumer demand.

HydraFacial has a diversified distributor channel of distribution and significant white space opportunity. This includes expansion within current retail and wholesale channels such as spas in resorts, gaming, cruise lines, day spas, medical spas, dermatologists and plastic surgeons, as well as through our global footprint, with further penetration across all geographies including China, S. Korea and Japan, and other key European and Latin American markets.

As you can see, we are very excited about the future. HydraFacial has an experienced management team with a proven track record of performance and the platform, strategy and industry tailwinds to bolster our strong outlook in the near- and long-term. Our entire team is looking forward to sharing our progress with you along the way as a public company.

Operator -

Thanks for your attention today. If you have any questions regarding the presentation, please contact Allison Malkin at ICR by phone at 203-682-8225 or by email: allison.malkin@icrinc.com.

Thank you for joining today’s call. You may now disconnect your lines and have a wonderful day.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction, Vesper Healthcare Acquisition Corp (“Vesper Healthcare”) intends to file a preliminary proxy statement and a definitive proxy statement with the SEC. Vesper Healthcare’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement, the amendments thereto, and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed transaction, as these materials will contain important information about The HydraFacial Company (“HydraFacial”), Vesper Healthcare and the proposed transaction. When available, the definitive proxy statement will be mailed to the stockholders of Vesper Healthcare as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the Securities and Exchange Commission (“SEC”) that will be incorporated by reference therein, without charge, once available, at the SEC’s website at http://www.sec.gov, or by directing a request to: Vesper Healthcare Acquisition Corp., at 1819 West Avenue, Bay 2, Miami Beach, FL 33139

Participants in the Solicitation

Vesper Healthcare and its directors and executive officers may be deemed participants in the solicitation of proxies of Vesper Healthcare stockholders with respect to the proposed transaction. A list of those directors and executive officers and a description of their interests in Vesper Healthcare will be filed in the proxy statement for the proposed transaction and available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed business combination when available.

HydraFacial and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Vesper Healthcare in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement for the proposed business combination.

Forward-Looking Statements

This transcript may contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates and projections of the businesses of Vesper Healthcare or HydraFacial may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance of Vesper Healthcare or HydraFacial and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction and the timing of the completion of the proposed transaction.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve significant risks and uncertainties, that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Vesper Healthcare and HydraFacial and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed transactions contemplated therein; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the Merger Agreement, including due to failure to obtain approval of the stockholders of Vesper Healthcare or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the proposed transaction; (6) the inability to obtain or maintain the listing of the post-acquisition company’s common shares on Nasdaq following the proposed transaction; (7) the risk that the proposed transaction disrupts current plans and operations of HydraFacial as a result of the announcement and consummation of the proposed transaction; (8) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) the possibility that HydraFacial may be adversely affected by other economic, business, and/or competitive factors; (12) the impact of the continuing COVID-19 pandemic on HydraFacial’s business and (13) other risks and uncertainties indicated from time to time in the final prospectus of Vesper Healthcare, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Vesper Healthcare.

Vesper Healthcare cautions that the foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. HydraFacial and Vesper Healthcare do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This transcript shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This transcript shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended.